John Hancock Variable Insurance Trust

601 Congress Street

Boston, Massachusetts 02210

July 14, 2017

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (the “Trust”)—Request for Withdrawal of Registration Statement Filed on Form N-14 (File No. 333-219119)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests withdrawal of the registration statement filed on Form N-14 on June 30, 2017 (file No. 333-219119; accession No. 0001133228-17-004305) (“Form N-14 Registration Statement”) to register shares of Lifestyle Growth PS Series, Mid Cap Index Trust, and Emerging Markets Value Trust (the “Acquiring Funds”) in connection with the reorganization of Core Strategy Trust, Value Trust, and American New World Trust, respectively (the “Acquired Funds”), each a series of the Trust.

The series and class identifiers for the Acquired Funds are as follows:

Core Strategy Trust

Series Identifier: S000008271

Series I Identifier: C000022560

Series II Identifier: C000022561

Series NAV Identifier: C000022559

Value Trust

Series Identifier: S000008334

Series I Identifier: C000022796

Series II Identifier: C000022797

Series NAV Identifier: C000022795

American New World Trust

Series Identifier: S000017258

Series I Identifier: C000047770

Series II Identifier: C000047768

Series III Identifier: C000047769

The series and class identifiers for the Acquiring Funds are as follows:

Lifestyle Growth PS Series

Series Identifier: S000032006

Series I Identifier: C000099626

Series II Identifier: C000099627

Series NAV Identifier: C000099628

Mid Cap Index Trust

Series Identifier: S000008285

Series I Identifier: C000022621

Series II Identifier: C000022622

Series NAV Identifier: C000022620

Emerging Markets Value Trust

Series Identifier: S000017255

Series I Identifier: C000047759

Series II Identifier: C000047760

Series NAV Identifier: C000047761

The Trust is making this application for withdrawal of the Form N-14 Registration Statement due to technical reasons. No securities have been issued or sold in connection with the Form N-14 Registration Statement. This filing relates solely to the Form N-14 Registration Statement. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other series of the Trust.

If you have any questions, please feel free to contact me at (617) 663-2166.

Very truly yours,

John Hancock Variable Insurance Trust

By:	/s/ Betsy Anne Seel
Name:	Betsy Anne Seel
Title:	Assistant Secretary